UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- 32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Moody Capital Solutions, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2458 Dunkerrin Lane

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Atlanta   **GA**   **30360**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rosenstein   **(770) 377-3556**
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                         (Name - if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Ste 2-1680   Atlanta   Georgia   30339
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, **Robert Rosenstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Moody Capital Solutions, Inc., as

of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

STEVEN ROBBINS
Notary Public - State of Georgia
Cherokee County
My Commission Expires May 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

March 31, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	8,508
Accounts receivable		4,000
Securities owned		420
Property and equipment, net of accumulated depreciation of $1,383		-
Deferred tax asset		6,989
Total assets	$	19,917

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	2,367
Commissions payable		3,200
Deferred revenue		3,000
Total liabilities		8,567

Stockholder's equity:

Preferred stock; $0.001 par value, 25,000,000 shares authorized, -0- shares issued and outstanding		-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding		43
Additional paid-in capital		124,583
Accumulated deficit		(113,276)
Total stockholder's equity		11,350
Total liabilities and stockholder's equity	$	19,917

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Investment banking	$	188,516
Fees from registered reps		6,056
Reimbursed expenses		1,102
Net loss on securities owned		(168)
Total revenues		195,506
EXPENSES:		
Commissions		159,363
Professional fees		25,277
Technology and communications		2,359
Other		18,723
Total expenses		205,722
Net loss before income taxes		(10,216)
INCOME TAXES:		
Deferred tax benefit		3,380
NET LOSS	$	(6,836)

See notes to financial statements.

4

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2020	43	$ 43	$ 117,083	$ (101,440)	$ 15,686
Net loss				(6,836)	(6,836)
Stockholder contribution			7,500		7,500
Stockholder dividend				(5,000)	(5,000)
Balances, December 31, 2020	43	$ 43	$ 124,583	$ (113,276)	$ 11,350

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,836)
Items which do not impact cash:		
Unrealized loss on securities owned		168
Adjustments to reconcile net loss to net cash used by		
operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(4,000)
Deferred tax asset		(3,380)
Other assets		793
Accounts payable and accrued expenses		(553)
Commissions payable		3,200
Deferred revenue		3,000
Net cash used by operating activities		(7,608)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution from stockholder		7,500
Dividend paid to stockholder		(5,000)
Net cash provided by financing activities		2,500
NET CHANGE IN CASH		(5,108)
CASH, beginning of year		13,616
CASH, end of year	$	8,508

See notes to financial statements.

1. Description of Business and Organization

    Moody Capital Solutions, Inc. (the "Company") is a registered, non-carrying broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is engaged in investment banking and corporate finance consulting services with companies throughout the United States. The Company is a wholly-owned subsidiary of Moody Capital, LLC ("Stockholder"), a privately-held corporate finance consulting firm.

2. Summary of Significant Accounting Policies

    Revenue Recognition
    Revenues from contracts with customers includes private placement and advisory services related to capital raising activities and merger and acquisition transactions. Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

    Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2020 amounted to $3,000.

    Retainer revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to its clients. The Company's performance obligations are satisfied at a point in time when the Company has determined that the client obtains control over the promised services. The Company has evaluated its nonrefundable retainer fees, to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. The amount of retainer revenue recognized upon fulfillment of the aforementioned performance obligations without termination of the agreement or the consummation of a success fee-based transaction was $2,500, which is included in investment banking revenue in the accompanying Statement of Operations.

    Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

    Property and Equipment
    Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

    Cash
    The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

2. <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable

Accounts receivables are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivables for any uncollectable amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for the assets measured at amortized cost. The Company adopted ASU no. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Income Taxes

The Company is treated as a C-corporation for income tax purposes and files its income tax returns separately from that of its Stockholder using the cash basis of accounting. Deferred income taxes are provided using a liability method. Under the liability method, deferred tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

3. <u>Securities Owned</u>

The Company may acquire equity securities from corporate clients as compensation for its services. Securities owned are reported at fair value. Changes in unrealized gains and losses due to changes in fair value are included in income. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses, are reported together in the statement of operations as net gain or loss on securities owned.

4. Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by U.S. GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2020:

Securities owned	Fair Value Measurements 12/31/20	Level 1	Level 2	Level 3
Common stock, publicly traded	$ 420	$ 420	$ -0-	$ -0-

5. Contingencies

The Company is subject to litigation in the ordinary course of business as a registered broker-dealer. The Company has no litigation in progress at December 31, 2020.

6. Income Taxes

The Company had $6,989 of deferred tax asset at December 31, 2020. The Company has an unused net operating loss carry-forward of approximately $27,000 available at December 31, 2020, which may be applied against future taxable income. Of the unused operating loss carry-forward, $7,500 expires in 2037, with the remainder having no expiration. The deferred tax asset at December 31, 2020 arose from the net operating loss carry-forward. No allowance was recorded at December 31, 2020 against the deferred tax asset, as management believes the Company's taxable income in future periods will utilize all of the available operating loss carry-forward.

The Company's income tax expense differs from the amount determined from applying statutory income tax rates to the pretax loss due to non-deductible items such as unrealized loss on securities.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions expected to be taken in the Company's tax return for the year ended December 31, 2020 or taken in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination.

7. Related Party Transactions

The Company operates from premises provided by a registered representative at no cost to the Company.

Financial condition and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

8. Concentration

During the year ended December 31, 2020, 53% of investment banking revenue was earned from one customer.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $3,498, which was $1,502 below its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 159.1%. Management believes that the Company became compliant with its net capital requirement on January 5, 2021 upon receipt of investment banking fees of $2,500.

10. Economic Risks

In March 2020, the World Health Organization ("WHO") declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	11,350
Non-allowable assets:		
Accounts receivable, net of related commissions payable		800
Deferred tax asset		6,989
Property and equipment, net		-
Total non-allowable assets		7,789
Net capital before haircuts		3,561
Haircuts on securities		63
Net capital	$	3,498
Minimum net capital required (greater of $5,000 or 6⅔% of aggregate indebtedness)	$	5,000
Net capital deficiency	$	(1,502)
Total aggregate indebtedness	$	5,567
Percentage of aggregate indebtedness to net capital		159.1%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(included in Part IIA of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's Part IIA FOCUS report	$	6,498
Deductions and/or charges - deferred revenue		(3,000)
Net capital, per December 31, 2020 audited report, as filed	$	3,498

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)
SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Moody Capital Solutions, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Moody Capital Solutions, Inc. stated that Moody Capital Solutions, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Moody Capital Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS
MEMBER FINRA/SIPC

BROKER DEALERS ANNUAL EXEMPTION REPORT

We, as members of management of Moody Capital Solutions, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Moody Capital Solutions, Inc. have reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

Moody Capital Solutions, Inc. conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020, without exception.

Moody Capital Solutions, Inc. met the identified conditions for such reliance throughout the period of January 1, 2020 to December 31, 2020 without exception.



Robert Rosenstein, CEO
March 24, 2021

MOODY	PHONE	(770) 377-3556
CAPITAL	EMAIL	rrosenstein@moodycapital.com
	WEBSITE	Moodycapital.com